

November 10, 2011

Via E-mail
William H. Rogers, Jr.
President and Chief Executive Officer
SunTrust Banks, Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

> **Re:** **SunTrust Banks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 4, 2011**
> **File No. 001-08918**

Dear Mr. Rogers:

We have reviewed your response dated August 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

We are subject to certain risks related to originating and selling mortgages…, page 11

1. We note your response to prior comment three of our letter dated July 15, 2011 and your revised risk factor disclosure on page 116 of your Form 10-Q filed on November 4, 2011. Your risk factor discussion should include the details necessary for an investor to understand the risk and potential consequences rather than cross reference various discussions in your filing. In future filings, please quantify in the risk factor the amount

of mortgage repurchase requests you have received, compared to the amount of loans actually repurchased.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 22

Noninterest Income, page 30

2.   We note your response to prior comment six of our letter dated July 15, 2011. Please provide us with proposed risk factor disclosure to be included in your 2011 Form 10-K, as requested in our original comment. Please note that your revised risk factor disclosure should quantify the estimated decline in interchange fees and lost network incentives. It appears from your response that fees on Everyday Checking accounts were intended to be a major component of your effort to mitigate lower interchange revenue. We note your October 31, 2011 announcement regarding the elimination of the monthly check card fee on Everyday Checking accounts. Please provide us with updated MD&A disclosure that specifically describes the mitigating actions you have taken, or plan to take, clarifies the extent to which you expect to mitigate reductions in revenue and describes the extent to which you believe you will be able to replace the previously expected Everyday Checking account fees.

Table 5 – Loan Portfolio by Types of Loans (Post-Adoption), page 34

3.   We note your response to prior comment five of our letter dated July 15, 2011. Please revise future filings to provide the information discussed in your response, including the following:

- Discuss the fact that you are only able to track when the first lien position is in default when you own or service the first lien, and the steps you perform to manage account strategy and develop the allowance for your second lien loans when you are not the owner or servicer of the first lien;

- Disclose, if true, the fact that the default and delinquency statistics for second liens where you own or service the first lien have historically been better than those where you do not own or service the first lien. To the extent possible, please discuss why you believe that trend occurs;

- Discuss when the vast majority of your home equity lines of credit convert to amortizing;

- Tell us whether you are contacted by the first lien holder to discuss modifications to their first lien under HAMP or another modification program, and how, if at all, this information is incorporated into your allowance methodology;

- Tell us whether the first lien holder contacts you prior to foreclosure. As part of your response, please tell us whether your junior lien is typically shown as current and performing when the first lien holder files a foreclosure notice; and

- Tell us and, disclose in future filings, the loss severity typically experienced on your junior lien loan.

Credit Risk Management, page 58

4.   We reissue prior comment ten of our letter dated July 15, 2011, which was intended to address your disclosure in this section of your MD&A. In responding to this comment, please ensure that your proposed disclosure definitively addresses what changes you have made to your underwriting program; we note in this regard that your proposed risk factor disclosure references "[e]xamples of some underwriting elements that may be reviewed…." Your revised disclosure also should explain to investors how these changes have resulted in improved credit risk measurement and management.

Market Risk Management, page 59

5.   We note your response to prior comment 11 of our letter dated July 15, 2011, which we reissue as follows. Please provide proposed disclosure that expands your risk factor on page 13 entitled "Changes in market interest rates or capital markets could adversely affect our revenue…" to address your exposure arising from interest rate risk and to provide a quantitative discussion of the amount of your variable loans subject to interest rate risk.

Trading Activities, page 61

6.   We note your response to prior comment 12 of our letter dated July 15, 2011. We note that you had no backtest exceptions during 2009, 2010, or the first, second and third quarters of 2011. We also note your disclosure on page 106 of your Form 10-Q filed on November 4, 2011 that, based on your 99% confidence level and one-day holding period, you expect, on average, losses to exceed VAR two or three times per year. Please address the following:

- Given that your trading losses never exceeded your calculated VAR during 2009, 2010 and the first three quarters of 2011, as statistically expected, please tell us how you determined your VAR model is statistically appropriate in light of so few exceptions over such a long time horizon; and

- Please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted.

Table 32 – Reconciliation of Non-U.S. GAAP Measures, page 88

7.   We note your response to prior comment nine of our letter dated July 15, 2011. Although the Federal Reserve Bank is monitoring certain bank holding companies (BHCs) to evaluate the reasonableness of the BHC's plans to address anticipated future standards, including Basel III, the U.S. bank regulatory agencies have not yet finalized regulations governing the implementation of Basel III and such implementation is not expected to begin until 2013. Until the rules have been finalized and implemented, capital requirements calculated pursuant to Basel III are considered to be non-GAAP measures as they are not required disclosure by a government, governmental authority or self-regulatory organization. As such, please either revise your disclosure to label this measure as non-GAAP, or disclose the reasons why you believe it represents a required disclosure from a banking authority and disclose any threshold required to be considered "well-capitalized" as you have done for your other capital metrics.

Note 9 – Goodwill and Other Intangible Assets, page 121

8.   We note your response to prior comment 22 of our letter dated July 15, 2011. In future filings, to the extent that a significant change in fair value is driven by more than one assumption change, please separately disclose and quantify the key drivers of the changes in fair value, including if the effect of the assumption changes offset each other and only cause an insignificant change in fair value.

Note 18 – Reinsurance Arrangements and Guarantees, page 159

Guarantees, page 160

Loans Sales, page 161

9.   We note your response to prior comment 27 of our letter dated July 15, 2011. You have indicated that you will consider providing in future filings an estimated range of reasonably possible losses for your obligation to repurchase mortgages once you have additional historical experience related to the key assumptions that enables you to estimate a range of potential loss with increased precision. We do not believe that the criterion "with increased precision" is consistent with the guidance in ASC 450. Please either provide an estimated range of reasonably possible loss, or provide disclosure that you are unable to estimate the loss or range of possible loss and the reason why you are unable to estimate such loss. Given that you have been processing claims to repurchase mortgages at elevated levels for approximately two years, it is unclear how much additional historical experience you need to reasonably estimate a range of loss, which would be revised over time as new information is obtained and you gain more experience in resolving these claims. To the extent that you continue to believe that you cannot reasonably make the estimate at this time, please confirm you will provide this disclosure

in future filings once you are able to, as we believe this disclosure is required to be made pursuant to ASC 450.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Consolidated Balance Sheets, page 2

10. Explain to us how your presentation of noncontrolling interest within your statement of position complies with the guidance in ASC 810-10-45-16.

Note 1 – Significant Accounting Policies, page 5

Note 3 – Loans, page 13

Credit Quality Evaluation, page 13

11. We note your response to prior comment 32 of our letter dated July 15, 2011. We note that although your pass and criticized categories have multiple risk ratings, you believe the most meaningful distinction is between accruing and non-accruing criticized loans. Your disclosure should provide an investor an understanding as to how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner. In future filings, expand your disclosure to discuss the fact that your risk rating system is very granular with multiple risk ratings in the pass and criticized categories, but you believe disclosure on a more aggregated basis is more meaningful. Additionally, please consider expanding your disclosure in future filings to discuss how your disclosed categories correlate to your regulatory classifications.

Restructured Loans, page 18

12. We note your disclosure that as a result of adopting newly issued accounting guidance that clarifies whether a restructuring is a TDR, you identified $93 million of additional TDRs. Please tell us the typical types of modifications that were determined to be TDRs under the new guidance. Additionally, please tell us whether you have any modification programs for which there is a trial period where the loan must perform before making the loan modification permanent. If so, please tell us whether you consider loans modified during the trial period to be TDRs (assuming the borrower is also experiencing financial difficulty), and if not, please tell us why not and provide an indication of the significance of the loans in a trial modification period.

Note 12 – Fair Value Election and Measurement, page 45

Nonrecurring Fair Value Measurements, page 59

OREO, page 60

13.   We note your response to prior comment 33 of our letter dated July 15, 2011. To enhance the transparency of your disclosure, please further expand your disclosure in future filings to discuss the assumptions made by your internal valuation group when establishing the monthly adjustment that is applied to the pool of assets to determine the appropriate reserve amount, as more fully described in your response.

Allowance for Credit Losses, page 91

Restructured Loans, page 96

14.   We note your disclosure that you have factored in the potential incremental losses in your overall allowance estimate that could occur if restructurings do not ultimately result in the complete collection of principal and interest, as modified by the terms of the restructuring. Please expand your disclosure in future filings to discuss in further detail how these defaults are factored into the determination of the overall allowance. Please refer to ASC 310-10-50-34(b).

Capital Resources, page 102

15.   We note your disclosure that your capital ratios exceed the proposed regulatory guidelines recently published by the Basel Committee under Basel III and endorsed by U.S. regulatory agencies. Given that these rules have not yet been written and implementation is not expected to begin until 2013, please provide further support and analysis for your disclosure. Specifically, disclose the following:

- The threshold which you are comparing to state that your capital ratios exceed the proposed regulatory guidelines (i.e., whether at the fully phased-in level under Basel III);

- Discussion of the components calculations and how it differs under Basel I; and

- Any key assumptions made in your calculation given that the rules have not yet been finalized.

William H. Rogers, Jr.
SunTrust Banks, Inc.
November 10, 2011
Page 7

You may contact Yolanda Trotter at (202) 551-3472 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director